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SEC MAIL PROCESSING SECTION
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NOV 27 2007
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186

SECURITIE: W

07008507

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT B. AUSDAL CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Building, 220 Main Street
(No. and Street)

Davenport	Iowa	52801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, P.L.C.
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road, Suite 290 North	Bettendorf,	Iowa	52722
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert B. Ausdal Co., Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2009

Connie Hoeck
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on the Internal Accounting Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT B. AUSDAL & CO., INC.
Financial Statement
September 30, 2007

Table of Contents

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Robert B. Ausdal & Co., Inc. as of September 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robert B. Ausdal & Co., Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
November 19, 2007

ROBERT B. AUSDAL & CO., INC.
Statement of Financial Condition
September 30, 2007

ASSETS

Cash	$	75,474
Receivables:		
Employee/Independent Contractors (Net of $2,458 Allowance)		15,912
Commissions		86,301
Prepaid Expenses		22,770
Securities Owned:		
Marketable at Market Value		357,911
Not Readily Marketable at Estimated Fair Value		50,000
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $122,847		25,489
Deposits with Clearing Organization		10,000
Total Assets	$	643,857

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		143,294
Commissions Payable		121,112
Deferred Income Taxes Payable		8,200
		272,606
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		110,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share;		
100,000 Shares Authorized; 20,266 Shares Outstanding		20,266
Additional Paid in Capital		106,242
Retained Earnings		134,743
Total Stockholders' Equity		261,251
Total Liabilities and Stockholders' Equity	$	643,857

The accompanying notes are an integral part of these financial statements.

ROBERT B. AUSDAL & CO., INC.
Notes to Financial Statement
September 30, 2007

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of September 30, 2007, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value as of September 30, 2007, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade-date basis as securities transactions occur. Commissions receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents, as of September 30, 2007 is $83 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$ 233,858
Money Market Funds	174,053
	$ 407,911

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange, and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company issuing said securities.

At September 30, 2007, the Company's equity securities include not readily marketable securities having an estimated fair value of $50,000.

ROBERT B. AUSDAL & CO., INC.
Notes to Financial Statement
September 30, 2007

Note 4 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the principal officer-stockholders at September 30, 2007, are as follows:

Unsecured note, 10%, due November 20, 2009	$ 50,000
Unsecured note, 10%, due December 31, 2009	$ 60,000
Total Subordinated Borrowing	$ 110,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - INCOME TAXES

Book to tax timing differences result from unrealized gain on securities owned, bad debt recognition, and depreciation recognition. The amount of current taxes refundable and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense is recognized in the financial statements for the change in deferred tax liability between years.

Income tax expense varied from taxes at Federal rates, as follows:

Tax at 35 percent	$ 29,370
State Taxes	1,667
Federal Tax Savings from State Taxes	(417)
Reduction in Tax Due to Rate Brackets	(17,384)
Tax Effect of Permanent Differences	752
Total Income Tax	$ 13,988

Note 6 DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan (SIMPLE) for employees covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $12,210 for fiscal year ended September 30, 2007.

Note 7 **LEASE COMMITMENTS**

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

Note 8 **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of September 30, 2007, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $50,000 as of September 30, 2007.

At September 30, 2007, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $220,855, which was $170,855 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.197 to 1.

Note 9 **CONTINGENCIES**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 10 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Davenport, Iowa

In planning and performing our audit of the financial statement of Robert B. Ausdal & Co., Inc. (the Company) for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Robert B. Ausdal & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment that we consider to be material weaknesses as defined above. One person has access to most of the accounting, financial, and security records. As a result, many of those aspects of internal accounting control, which rely upon an adequate segregation of duties, are missing. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Robert B. Ausdal & Co., Inc., for the year ended September 30, 2007, and this report does not affect our report thereon dated November 19, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
November 19, 2007

END